Exhibit 12.1

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Three Months
	Ended	Year Ended December 31,
	March 31, 2018	2017	2016	2015	2014	2013
	(In thousands, except ratio amounts)

Income from continuing operations before income taxes	$338,593	$297,757	$330,235	$475,512	$93,401	$659,451
Fixed charges (interest expenses and preferred stock dividends)	110,307	375,310	213,284	141,790	107,450	100,407
Earnings adjusted	448,900	673,067	543,519	617,302	200,851	759,858

Ratio of earnings to fixed charges and preferred stock dividends	4.1	1.8	2.5	4.4	1.9	7.6